SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Intersections Inc.
(Name of Subject Company)

Intersections Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

460981 301
(CUSIP Number of Class of Securities)

Duane L. Berlin
Chief Legal Officer
3901 Stonecroft Boulevard
  Chantilly, Virginia 20151
(703) 488-6100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Todd E. Lenson
Kramer, Levin, Naftalis & Frankel
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by WC SACD One Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of WC SACD One Parent, Inc. (“Parent”), for all of the outstanding shares of common stock, par value $0.01 per share, of Intersections Inc. (“Intersections”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 31, 2018, by and among Parent, Merger Sub and Intersections. If successful, the Offer will be followed by a merger of Merger Sub with and into Intersections.

•	Exhibit A: Joint Press Release of Intersections Inc. and Parent, dated October 31, 2018